EXHIBIT 99.1

Electra Provides Corporate Update

TORONTO, March 06, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces an agreement with the holders of its senior secured debt that enhances the Company’s financial flexibility. Under this agreement, lenders have agreed to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing.

The agreement, entered into on March 5, 2025, covers all outstanding 8.99% senior secured convertible notes (the “2028 Notes”) and 12% senior secured convertible notes (the “2027 Notes”), collectively referred to as the “Notes”. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

“We appreciate the support and flexibility of our noteholders in this matter, which provides Electra with financial latitude as we continue to focus on our strategic initiatives. This agreement reflects a constructive partnership with our stakeholders and reinforces our commitment to responsible capital management,” said Marty Rendall, Electra’s CFO.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.